March 19, 2019

Chris Edwards

Coy Garrison

Christine Westbrook

Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Akero Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted January 17, 2019
CIK No. 0001744659

Dear Mr. Edwards:

On behalf of our client, Akero Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated February 15, 2019 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on January 17, 2019.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 submitted January 17, 2019

Prospectus Summary

Overview, page 1

1.                                                We note that you plan to initiate a Phase 2a clinical trial in the middle of 2019. Please disclose that you have not yet filed an investigational new drug application, or IND, for AKR-001 in NASH and that there is no assurance that submission of an IND will result in the FDA allowing a clinical trial to begin.  Please disclose your expected timing for filing the IND with the FDA.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 31, 32 and 120 of the Amended DRS in response to the Staff’s comment.

2.                                                Please identify the sources for the market statistics that you provide in the prospectus summary and the Business Section.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure in the prospectus summary and the Business Section, such as on pages 90, 97 and 99 of the Amended DRS in response to the Staff’s comment.

Our lead product candidate, AKR-001, page 1

3.                                                We note your statement on page 2 and elsewhere that AKR-001 has the potential to be a best-in-class product. The term “best-in-class” suggests that the product candidate is effective and likely to be approved. Given the development stage of AKR-001 and length of the drug approval process, it is premature and inappropriate for you to imply that any of your product candidates will ultimately be approved or become best-in-class. Please delete these references throughout your registration statement

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 91 and 92 of the Amended DRS in response to the Staff’s comments regarding the use of the term “a potential to be a best-in-class product” to rather state “a potential to be a leading product.”

Our strategy, page 2

4.                                                Please revise the first bullet point to put into context your statement concerning your intention to “rapidly advance” AKR-001 through clinical development. In this regard, we note your disclosure on page 24 which indicates that clinical product development involves a lengthy and expensive process, with an uncertain outcome.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 91 of the Amended DRS in response to the Staff’s comment and has removed the word “rapidly.”

Implications of being an emerging growth company and a smaller reporting company, page 4

5.                                                Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

6.                                                Please clarify in this section that you have elected the exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended DRS in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 86

7.                                                Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Phase 1b clinical trial of AKR-001 in patients with TBD for 28 days, page 110

8.                                                We note your reference to figure 5 in the last paragraph on page 112, but cannot locate the relevant graphic. Please revise for clarification.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 111 of the Amended DRS in response to the Staff’s comments regarding the reference to “Figure 5” to rather state “Figures 16 and 17.”

Phase 1a clinical trial in type 2 diabetic patients, page 119

9.                                                Please revise to provide more detail about the results observed in the Phase 1a clinical trial.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 119 and 120 of the Amended DRS in response to the Staff’s comment and provided greater detail about the results observed in the Phase 1a clinical trial.

Choice of forum, page 174

10.                                         We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and  177 of the Amended DRS to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, only applies to state law claims and therefore would not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934.

General

11.                                         Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

RESPONSE:  The Company currently does not intend to include any graphic, visual or photographic information in the printed prospectus that is not already included in the Registration Statement. If the Company includes any such additional information, it will provide it to the Staff for comment prior to inclusion in any printed prospectus.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1879.

Sincerely,

/s/ Laurie Burlingame
Laurie Burlingame

Enclosures

cc:                                Andrew Cheng, Akero Therapeutics, Inc.

Jonathan Young, Akero Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

John Mutkoski, Goodwin Procter LLP